SUTCLIFFE RESOURCES LTD.
Management’s Discussion & Analysis
For the quarter ended March 31, 2006
Form 51-102F1 as at May 30, 2006

DESCRIPTION OF BUSINESS

The Company is in the business of acquiring and developing mineral exploration projects. The Company has interests in the Harrison Lake nickel-copper and precious metal project in southwestern British Columbia and in the Beale Lake gold property located in northern British Columbia.

The Harrison Lake Project is a belt of ultramafic and metavolcanics and metasediments which extend from the site of the former B.C. Nickel Mine, 7 kilometres north of Hope, B.C., over 60 kilometres along the east side of Harrison Lake. The Company had previously identified 15 high priority sulphide related Airborne ElectroMagnetic (AEM) targets. Field crews were on the property preparing grids for detailed ground geophysical surveying to assist in selecting drill hole locations. Two grids were prepared at the north end of a 4.3 kilometre long AEM target and another highly prospective AEM target to the northeast. A recent property investigation revealed a wide zone of gossanous sulphide material associated with the long AEM target and sulphide bearing boulders on the target immediately to the northeast.

The Beale Lake Project, 75 kilometers northeast of Dease Lake, B.C., is a sheeted stockwork quartz-sulphide-scheelite vein and siliceous replacement mineralization system that has characteristics of both the Alaska Fort Knox and Pogo intrusion related gold deposits. Field crews have prepared the Beale project grounds for an Induced Polarization (IP) survey which is designed to follow up on high grade gold samples as reported on by G.E. Nicholson, P.Geo. in his November 2004 report. The data from the IP 3D array survey and subsequent detailed geological mapping and geochemical sampling will be used to define drill target locations.

OPERATIONS AND EXPENDITURES

During the first quarter of 2006 a drilling program for the Beale Lake property was started. The target is a bulk tonnage, intrusive-related mesothermal quartz-carbonate-stockwork gold-silver deposition. Six diamond drillholes of a planned 24 hole drilling program has been completed to date. Two drillholes completed on the East Zone went to depths of 236 and 157 metres. Mineralization is predominantly pyrite and pyrrhotite with traces of sphalerite and chalcopyrite and locally mineralization is up to 15% as stringers and blebs. At the West Zone, the four holes completed went to depths of 105, 174, 154 and 186 metres and all encountered significantly more sulphide mineralization than the East Zone. The sulphides occur as pyrite, pyrrhotite and chalcopyrite and, where quartz-carbonate alteration occurs, as blebs and in stringers. Drill pad construction is ongoing with another 16 drillsites being prepared.

PROPOSED AND ACTUAL EXPENDITURES

The proposed initial phase work program and associated costs as set out in the Company’s prospectus dated May 27, 2005 and the actual expenditures incurred to March 31, 2006 are as follows:

Work Program	Projected Cost		Actual Expenditure
	Beale L.	Harrison L.	Beale L.	Harrison L.
Assays and Reports	$ 10,000	$ 12,000	$ 9,908	$ 1,249
Consulting and Engineering	20,000	26,500	67,862	21,223
Diamond Drilling	150,000	180,000	188,471	-
Equipment Rental and Supplies	45,000	22,500	532,031	102,564
Field Personnel	30,000	30,000	213,118	79,576
Filing Fees	-	-	2,364	7,498
Geophysical Surveying	30,000	32,500	30,150	30,938
Travel	-	-	2,668	-
Mobilization and Demobilization	15,000	26,500	54,963	10,463
Total cost for initial stage (Actual
expenditures incurred to March 31, 2006)	$ 300,000	$ 330,000	$ 1,101,535	$ 253,511

The actual expenditures have exceeded the projected cost in almost all categories except for some of the Harrison expenditure which have been delayed due to a late start and inclement weather conditions.

SUMMARY OF QUARTERLY RESULTS

	2006	2005				2004
	Mar 31 $	Dec 31 $	Sep 30 $	Jun 30 $	Mar 31 $	Dec 31 $	Sep 30 $	Jun 30 $

Total revenue	nil	nil	nil	nil	nil	nil	nil	nil

Gen & Admin.	492,552	232,876	149,259	177,188	46,452	16,806	27,610	10,688
Expenses
Stock-based	131,801	nil	320,881	nil	nil	nil	nil	nil
Compensation
Loss	(624,353)	(232,876)	(470,140)	(177,188)	(46,452)	(16,806)	(27,610)	(10,688)

Net Loss	(622,425)	(232,876)	(470,140)	(177,188)	(46,452)	(49,018)	(30,610)	(10,688)

Loss/share	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Def. Min. Prop.	786,627	1,635,309	499,810	72,588	43,511	140,051	32,496	37,098
Costs
Total Assets	8,389,551	3,884,169	1,812,746	2,302,417	490,281	472,366	316,812	337,192

GENERAL AND ADMINISTRATIVE EXPENSES

	Quarter ended	Quarter ended
	Mar 31, 2006	Mar 31, 2005
Professional fees	$15,851	$9,750
Consulting	186,170	-
Management and administration fees	89,091	7,500
Office, rent & supplies	11,524	3,000
Investor relations and communications	21,332	-
Regulatory and transfer agent fees	30,379	6,833
Resource property investigation expenditures	262,740	-
Automotive and travel	7,031	463
Interest on demand loans		18,125
Bank charges and interest	235	781
Total general and administrative expenses
for the quarter	$624,353	$46,452

The administrative expenditures made during the first quarter were indicative of the Company’s increased corporate activities due to the private placement financing programs and as the exploration program on the Beale Lake project advanced. Almost all categories are much higher compared to the previous fiscal period due to the increased ancillary costs associated with the additional financing and the costs involved in investor relations and communications.

Another major expenditure continues to involve the resource property investigation in Russia. The Company is still seeking to undertake an exclusive arrangement with a Russian corporation to acquire their rights in respect to tenders for four mineral properties in the Chukotka Autonomous Region of northeastern Russia.

The administrative expenditures as noted above for the quarter ended March 31, 2006 include the related stock compensation cost of $131,801 (2005 - $nil) recognized in the Statements of Operations and Deficit under the relevant administrative expense category as follows:

	March 31, 2006 $	March 31, 2005 $
Income statement items
Consulting fees	52,720	-
Investor relations and communications	5,272	-
Management fees	65,591	-
Professional fees	4,218	-
	131,801	-

RELATED PARTY TRANSACTIONS

For the quarter ending March 31, 2006, management fees charged by a director totaled $19,500 (2005 - $7,500).

LIQUIDITY AND SOLVENCY

The Company had working capital for the quarter ending March 31, 2006 of $4,275,617 compared to a working capital of $978,540 for the year ended December 31, 2005. The continued operations of the Company are dependent upon its ability to raise adequate financing. To this end the Company will be seeking future funding through private placement offerings as well as the exercise of outstanding share purchase warrants to maintain adequate working capital and to raise funds for exploration expenditures.

	Mar 31, 2006	Mar 31, 2005

Working Capital (Deficiency)	$4,275,617	$(347,215)
Deficit	$(7,404,863)	$(5,902,234)

There have been no changes in accounting policies and the Company has made no off-balance sheet arrangements and none are contemplated in the future. The Company does not utilize financial or other instruments in its operations.

CAPITALIZED EXPLORATION AND DEVELOPMENT COSTS

	Beale Lake $	Harrison $	Total $

Balance, December 31, 2005	1,781,604	827,294	2,608,898

Consulting and Engineering	46,574	-	46,574
Diamond Drilling	188,471	-	188,471
Equipment Rental and Supplies	389,796	-	389,796
Field Personnel	134,842	-	134,842
Travel	1,500	-	1,500
Mobilization/Demobilization	25,444	-	25,444

Mineral Interest Costs for the Year	786,627	-	786,627

Balance, December 31, 2005	2,568,231	827,294	3,395,525

DISCLOSURE OF OUTSTANDING SHARE DATA as of May 30, 2006

Share Capital Authorized – unlimited common shares

Share Capital Issued – 41,328,077

Shares held in escrow
     -      2,754,000

Options Outstanding
     -      4,300,000 exercisable for 4,300,000 common shares at $0.25 per share
     -      1,250,000 exercisable for 1,250,000 common shares at $0.60 per share

Warrants Outstanding
     -      3,623,673 warrants exercisable for 3,623,673 common shares at $0.35 per share
     -         607,550 agent’s warrants exercisable for 607,550 common shares at $0.25 per share
     -         437,500 warrants exercisable for 437,500 common shares at $0.60 per share
     -      4,768,500 warrants exercisable for 4,768,500 common shares at $0.75 per share